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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

340

SEC FILE NUMBER
8-50047

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.P. Linn, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6446 Central Avenue
(No. and Street)

St. Petersburg	Florida	33707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Smith — (727) 381-7500
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of M.P. Linn, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of M.P. Linn, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

M.P. Linn, Inc.

Max P. Linn, President

Sworn to and subscribed before me this
26 day of February, 2002.

(Signature of Notary Public)

Personally known: ✓

LINDA A SMITH
MY COMMISSION # CC 966321
EXPIRES: Sep 29, 2004
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- ___ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

M.P. Linn, Inc.
St. Petersburg, Florida:

We have audited the accompanying statement of financial condition of M.P. Linn, Inc. (the "Company") at December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 1, 2002

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
Member of American Institute of Certified Public Accountants SEC Practice Section

M.P. LINN, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash, including interest-bearing deposits of $12,959	$ 82,676
Receivable from clearing organization	27,018
Deposit with clearing organization	15,000
Total	$ 124,694

Liabilities and Stockholder's Equity

Liabilities-	
Account payable to affiliate	33,635
Related party transactions (Note 3)	
Stockholder's equity:	
Common stock, $1 par value 10,000 shares authorized; 1,100 shares issued and outstanding	1,100
Retained income	89,959
Total stockholder's equity	91,059
Total	$ 124,694

See accompanying Notes to Financial Statements.

M.P. LINN, INC.

Statement of Income

Year Ended December 31, 2001

Revenues:	
Commission income	$ 801,386
Interest	2,836
Total revenues	804,222
Expenses:	
Administrative fee to affiliate	715,634
Clearing fees	55,182
Computer usage	13,788
License and registration	13,951
Other	7,140
Total expenses	805,695
Net loss	$ (1,473)

See accompanying Notes to Financial Statements.

M.P. LINN, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock	Retained Income	Total Stockholder's Equity
Balance at December 31, 2000	$ 1,000	91,432	92,432
Common stock issued in connection with purchase of JustTrusts.com, inc.	100	-	100
Net loss	-	(1,473)	(1,473)
Balance at December 31, 2001	$ 1,100	89,959	91,059

See accompanying Notes to Financial Statements.

M.P. LINN, INC.

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (1,473)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from clearing organization	12,015
Decrease in account payable to affiliate	(12,015)
Net cash provided by operating activities	(1,473)
Cash flows from investing activity-	
Cash acquired in purchase of JustTrusts.com, Inc.	7,651
Net increase in cash	6,178
Cash at beginning of year	76,498
Cash at end of year	$ 82,676
Noncash activities in connection with purchase of JustTrusts.com, Inc.:	
Accounts payable to affiliate acquired	$ 7,551
Common stock issued	$ 100

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

M.P. Linn, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with a branch office located in Baldwin County, Alabama. The Company is an introducing securities broker and operates on fully-disclosed basis. The Company's primary market consists of individuals residing in Pinellas County, Florida and Baldwin County, Alabama. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions. Income and expenses related to securities transactions are recorded on a settlement date basis, which does not vary materially from a trade date basis.

Income Taxes. The Company has elected to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2001 the Company's minimum net capital requirement was $50,000. At December 31, 2001, the Company had net capital of $91,059, which was $41,059 in excess of its required net capital and the Company's ratio of aggregate indebtedness to net capital was .37.

(3) Related Party Transactions

The Company has an agreement with an affiliated organization which requires the affiliate to provide office space, equipment, administrative services and all other services that are required for the Company to operate as a security broker/dealer. Pursuant to the agreement the affiliate is required to pay for these services. In consideration for providing these services and payment of expenses the Company pays the affiliate an amount equal to its gross brokerage income less sales commissions and other direct selling expenses charged by its clearing broker. The total amount of these expenses incurred during the year ended December 31, 2001 is $715,634 of which $33,635 was unpaid at December 31, 2001.

(continued)

(4) Acquisition

On June 6, 2001, the Company acquired all of the outstanding stock of JustTrusts.com, inc. in a transaction accounted for by the purchase method of accounting. The Company issued 100 shares of common stock and assumed liabilities of $7,651 as consideration for the transaction. JustTrusts.com, inc., which is 100% owned by a stockholder of the Company, had not conducted any business operations prior to the acquisition. JustTrusts.com, inc.'s primary business activities are expected to consist of the development of certain website/internet software related to an online trading facility for unit investment trusts. JustTrusts.com, inc. was merged into the Company effective June 6, 2001. Therefore, the financial statements include the results of the acquired business from the date of acquisition.

(5) Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist of the receivable from clearing organization.

M.P. LINN, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

NET CAPITAL	
Total stockholders' equity	$ 91,059
Deductions and/or changes- Other assets	-
Net capital before haircuts on securities positions	
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)	-
Net Capital	$ 91,059
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 2,242
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 41,059
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition - Account payable to affiliate	33,635
Total A.I. Liabilities from Statement of Financial Condition	33,635
Total aggregate indebtedness	$ 33,635
Ratio aggregate indebtedness to net capital	.37

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in the amended Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

February 1, 2002

M.P. Linn, Inc.
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedule of M.P. Linn, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by M.P. Linn, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Hacker, Johnson & Smith PA